UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

JIADE LIMITED

(Name of Issuer)

Ordinary shares, par value $0.01 per share

(Title of Class of Securities)

G7396L103

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7396L103	Page 1 of 7

1.	Names of Reporting Persons JD LIYUAN LIMITED
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 8,416,500*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 8,416,500*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,416,500*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 34.3%**
12.	Type of Reporting Person FI

*	Represents ordinary shares held by JD LIYUAN LIMITED as of September 30, 2024.

**	Percentage of class is calculated based on 24,535,471 ordinary shares outstanding as of September 30, 2024, which information was provided by the Issuer to the Reporting Persons on September 30, 2024.

CUSIP No. G7396L103	Page 2 of 7

1.	Names of Reporting Persons JDZTZG LIMITED
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,100,000*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,100,000*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,100,000*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 8.6%**
12.	Type of Reporting Person FI

*	Represents ordinary shares held by JDZTZG LIMITED as of September 30, 2024.

**	Percentage of class is calculated based on 24,535,471 ordinary shares outstanding as of September 30, 2024, which information was provided by the Issuer to the Reporting Persons on September 30, 2024.

CUSIP No. G7396L103	Page 3 of 7

1.	Names of Reporting Persons Yuan Li
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization China
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,583,500*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,583,500*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,583,500*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 47.2%**
12.	Type of Reporting Person IN

*	Represents (i) 8,416,500 ordinary shares held by JD LIYUAN LIMITED, a British Virgin Islands company that is 100% owned by Yuan Li, who has the sole voting and dispositive power over these ordinary shares, (ii) 1,067,000 ordinary shares held by JDJDZG LIMITED, a British Virgin Islands company that is 16.82% owned by Mr. Li, who has sole voting and dispositive power over these ordinary shares, and (iii) 2,100,000 ordinary shares held by JDZTZG LIMITED, a British Virgin Islands company that is 79.72% owned by Mr. Li, who has the sole voting and dispositive power over these ordinary shares, as of September 30, 2024.

**	Percentage of class is calculated based on 24,535,471 ordinary shares outstanding as of September 30, 2024, which information was provided by the Issuer to the Reporting Persons on September 30, 2024.

CUSIP No. G7396L103	Page 4 of 7

ITEM 1.

(a) Name of Issuer: JIADE LIMITED

(b) Address of Issuer’s Principal Executive Offices: Unit 2-02, Puningdun Business Plaza, No. 1702 and 1706 Minjiang Road, Jinjiang District, Chengdu City, Sichuan Province, China.

ITEM 2.

2(a) Name of Person Filing:

JD LIYUAN LIMITED

JDZTZG LIMITED

Yuan Li

The shares reported herein are directly held by JD LIYUAN LIMITED and JDZTZG LIMITED. Yuan Li is the sole shareholder of JD LIYUAN LIMITED and 79.72% shareholder of JDZTZG LIMITED, who has the sole voting and dispositive power over the shares reported herein. Accordingly, Yuan Li may be deemed to indirectly beneficially own the securities of the Issuer held by JD LIYUAN LIMITED and JDZTZG LIMITED.

2(b) Address of Principal Business Office, or if None, Residence:

Address of JD LIYUAN LIMITED: Unit 8, 3/F, Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, British Virgin Islands, VG1110.

Address of JDZTZG LIMITED: Unit 8, 3/F, Qwomar Trading Complex, Blackburne Road, Port Purcell, Road Town, Tortola, British Virgin Islands, VG1110.

Business address of Yuan Li: Unit 2-02, Puningdun Business Plaza, No. 1702 and 1706 Minjiang Road, Jinjiang District, Chengdu City, Sichuan Province, China.

2(c) Citizenship:

JD LIYUAN LIMITED: British Virgin Islands

JDZTZG LIMITED: British Virgin Islands

Yuan Li: China

2(d) Title of Class of Securities:

Ordinary shares, par value $0.01 per share

2(e) CUSIP Number:

G7396L103

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

Not Applicable.

ITEM 4. OWNERSHIP.

The information requested in these paragraphs is incorporated herein by reference to the cover pages to this Schedule 13G.

CUSIP No. G7396L103	Page 5 of 7

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS.

Not applicable.

CUSIP No. G7396L103	Page 6 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2024

By:	/s/ Yuan Li
Name:	Yuan Li

JD LIYUAN LIMITED

By:	/s/ Yuan Li
Name:	Yuan Li
Title:	Director

JDZTZG LIMITED

By:	/s/ Yuan Li
Name:	Yuan Li
Title:	Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

CUSIP No. G7396L103	Page 7 of 7

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement